UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

SUNOPTA INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

8676EP108
(CUSIP Number)

Alexander Singh
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
(647) 724-8900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 8676EP108	Page 2 of 10 Pages
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	7,579,900
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	7,579,900
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,579,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 11.5%
12.	Type of Reporting Person: CO

SCHEDULE 13D

CUSIP No.: 8676EP108	Page 3 of 10 Pages
1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	7,579,900
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	7,579,900
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,579,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 11.5%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 4 of 10 Pages

Item 1.    Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Schedule 13G filed on September 26, 2011, as amended by Amendment No. 1 filed on February 14, 2012, relating to the Common Shares, no par value (the “Shares”), of SunOpta Inc. (the “Issuer”), whose principal executive offices are located at 2838 Bovaird Drive West, Brampton, Ontario L7A 0H2, Canada.

Item 2.    Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):  West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”).

This Schedule 13D relates to Shares held for the account of West Face Long Term Opportunities Global Master L.P., a Cayman Islands limited partnership (“WFGM”). West Face serves as investment manager to WFGM. Mr. Boland is President and Chief Executive Officer of West Face. In such capacities, West Face and Mr. Boland may be deemed to have voting and dispositive power over the Shares held for the account of WFGM.

West Face is a Canadian company and Mr. Boland is a citizen of Canada.  The address of the principal business office of each of the Reporting Persons is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Persons were derived from funds invested in WFGM, which may have included margin account borrowings made in the ordinary course of  business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  A total of approximately $9,151,317, including commissions, was paid to acquire the Shares reported in Exhibit C.

SCHEDULE 13D

Page 5 of 10 Pages

Item 4.    Purpose of Transaction

The Reporting Persons acquired the Shares for the account of WFGM for investment purposes, and expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:  (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer’s board of directors; and (iv) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Also, consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.    Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
West Face	7,579,900	11.5%	65,744,268
Mr. Boland	7,579,900	11.5%	65,744,268

*           The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

**           This figure is based upon information in the Issuer’s quarterly report on Form 10-Q, filed November 9, 2011, indicating that, as of November 1, 2011, there were 65,744,268 Shares outstanding.

(c) The trading dates, number of Shares acquired and disposed of, and the price per share for all transactions in the Shares by the Reporting Persons within the past sixty days are set forth in Exhibit C.  These transactions were all effected in the open market through a broker.

(d) WFGM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

SCHEDULE 13D

Page 6 of 10 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:                      Joint Filing Agreement
Exhibit B:                      Power of Attorney
Exhibit C:                      Schedule of Transactions

SCHEDULE 13D

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland

February 23, 2012

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of SunOpta Inc., dated as of February 23, 2012 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

WEST FACE CAPITAL INC.

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland

February 23, 2012

SCHEDULE 13D

Page 9 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Gregory A. Boland, hereby make, constitute and appoint Alexander Singh, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Chief Executive Officer of West Face Capital Inc., a Canadian company, and a director of West Face (Cayman 2) Inc., a Cayman Islands company, and each of the affiliates or entities advised or controlled by me, West Face Capital Inc., or West Face (Cayman 2) Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 23rd day of September 2011.

/s/ Gregory A. Boland
Gregory A. Boland

SCHEDULE 13D

Page 10 of 10 Pages

EXHIBIT C

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Acquired or (Disposed of)	Approximate Price Per Share
10-Jan-12	300,000	4.27
12-Jan-12	100,000	4.55
24-Jan-12	85,000	4.32
25-Jan-12	73,900	4.44
26-Jan-12	70,300	4.53
3-Feb-12	16,000	5.06
6-Feb-12	166,400	5.22
7-Feb-12	21,000	5.23
10-Feb-12	47,600	5.24
13-Feb-12	120,000	5.33
14-Feb-12	48,800	5.31
15-Feb-12	50,900	5.37
16-Feb-12	100,000	5.38
17-Feb-12	30,000	5.32
21-Feb-12	100,000	5.36
22-Feb-12	500,000	5.38